October 30, 2019

To All

Company name:	ALPS ALPINE CO., LTD.
Representative:	Toshihiro Kuriyama
Representative Director, President & CEO (Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi Senior Manager, Corporate Planning Operations TEL+81-3-5499-8026 (IR Direct)

Notice Regarding the Company Split (Simplified Absorption-type Company Split)

ALPS ALPINE CO., LTD. (the “Company”) hereby announces as follows that it resolved at its board of directors meeting held today to succeed to all businesses of Alpine Electronics, Inc. (excluding the commercial product businesses relating to the “Alpine” brand, as well as the trademarks and holding and management of the subsidiaries’ shares) (the “Succeeded Business”), a consolidated subsidiary wholly owned by the Company (“Alpine” and, together with the Company, the “Companies”) through an absorption-type company split (the “Company Split”), and that the Companies executed an absorption-type company split agreement (the “Absorption-type Company Split Agreement”) today. Please note that some of the disclosure items and details have been omitted, as the Company Split is an absorption-type company split in which the Company will succeed to the businesses of its wholly owned subsidiary.

1.	Objectives of the (Absorption-type) Company Split

The Company started an in-house company system after the business integration in January 2019, and set “ITC101” as its target in its medium-term business plan announced on April 26, 2019. From this fiscal year, as part of the management innovation to promote One ALPSALPINE based on the medium-term business plan, the Company centralized the personnel engaged in common functions, such as administration departments and global business planning departments, and has been pushing forward with the integrated management of businesses in which synergy effects are expected.

Under such circumstances, the Company judged that it is necessary to further exert and accelerate integration synergies to definitely achieve the target, or “ITC101.” To promote One ALPSALPINE as the basis of such effort and realize more efficient and agile management, the Company decided to have the Succeeded Business of Alpine transferred to the Company through an absorption-type company split. Moreover, the Company judged that it would lead to the further enhancement of corporate value of the entire ALPS ALPINE group to have Alpine continue its business as an entity for holding and management of the trademarks relating to the commercial products sold under the Alpine brand and some of the subsidiaries’ shares. Through these initiatives, the Company will steadily achieve “ITC101” which has been set as its target.

* ITC101:	Innovative T-shaped Company with the mid- and long-term goal: 10% operating income margin, 1 trillion yen sales on a consolidated basis

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2.	Summary of the (Absorption-type) Company Split

(1)	Schedule of the Company Split
Resolution by the Board of Directors	October 30, 2019
Execution of the agreement	October 30, 2019
Effective date of the Company Split	April 1, 2020 (scheduled)

(Note)	As this Company Split is an informal absorption-type company split stipulated in Article 784, paragraph (1) of the Companies Act for Alpine, and a simplified absorption-type company split stipulated in Article 796, paragraph (2) of the Companies Act for the Company, the Companies will conduct the Company Split without the approval at the general meeting of shareholders.

(2)	Method of the (Absorption-type) Company Split

The Absorption-type Company Split is an absorption-type company split in which the Company will be the succeeding company and the Alpine will be the splitting company.

(3)	Details of Allotment in the (Absorption-type) Company Split

There will be no allotment of shares or provision of money or other consideration in the Company Split.

(4)	Treatment of Subscription Rights and Convertible Bond-type Bonds with Subscription Rights Associated with the (Absorption-type) Company Split

Alpine has not issued any subscription rights or convertible bond-type bonds with subscription rights.

(5)	Paid-in Capital Increased or Decreased Relating to the (Absorption-type) Company Split

There will be no change to paid-in capital due to the Company Split.

(6)	Rights and Obligations to be Succeeded to by the Succeeding Company

The Company will succeed to the assets, liabilities and other rights and obligations held by Alpine in relation to the Succeeded Business as of the effective date which are set out in the Absorption-type Company Split Agreement.

(7)	Prospect of the Performance of Obligations

The Company has judged that there are no issues with the certainty of the performance by the Company of the obligations whose payment date will arrive on or after the effective date of the Company Split.

3.	Overview of the Parties to the (Absorption-type) Company Split

(as of March 31, 2019)

	Succeeding Company	Splitting Company
Company name	ALPS ALPINE CO., LTD.	Alpine Electronics, Inc.
Address of the head office	1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan	1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Name and title of representative	Toshihiro Kuriyama Representative Director, President & CEO	Nobuhiko Komeya Representative Director and President
Main business	Electronic components segment Automotive infotainment segment Logistics segment	Audioproducts segment Information & Communication products segment
Paid-in capital (yen)	38,730 million	25,920 million
Date established	November 1, 1948	May 10, 1967
Number of issued shares	219,281 thousand shares	61,999 thousand shares

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Fiscal year-end	March 31		March 31
Number of employees	41,840 employees (consolidated)		1,659 employees (non-consolidated)
Proximate Income and Financial Conditions
Net assets (yen)	395,360 million		74,000 million
Total assets (yen)	675,717 million		115,610 million
Net assets per share (yen)	1,731.36		1,193.56
Net sales (yen)	851,332 million (consolidated)		159,759 million (non-consolidated)
Operating income (yen)	49,641 million (consolidated)		(2,477) million (non-consolidated)
Ordinary income (yen)	43,605 million (consolidated)		6,136 million (non-consolidated)
Profit attributable to owners of parent (yen)	22,114 million (consolidated)		6,507 million (non-consolidated)
Earnings per share (yen)	110.19		96.80
Major shareholders and shareholding ratio	The Master Trust Bank of Japan, Ltd. (Trust account)	14.08%	ALPS ALPINE CO., LTD.	100%
	UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT	7.65%
	Japan Trustee Services Bank, Ltd. (Trust account)	7.38%
	JP MORGAN CHASE BANK 385151	3.01%
	BNYM SA/NV FOR BNYM FOR BNY GCM CLIENT ACCOUNTS M LSCB RD	2.85%
	J.P. MORGAN BANK LUXEMBOURG S.A. 1300000	2.34%
	Japan Trustee Services Bank, Ltd. (Trust account 5)	1.93%
	Trust & Custody Services Bank, Ltd. (Securities investment trust account)	1.74%
	Mitsui Life Insurance Company Limited	1.70%
	STATE STREET BANK WEST CLIENT - TREATY 505234	1.63%

(Note)	Mitsui Life Insurance Company Limited was renamed Taiju Life Insurance Company Limited on April 1, 2019.

4.	Overview of the Business Division to be Succeeded
(1)	Business of the Division to be Succeeded

Audioproducts segment and Information & Communication products segment

(2)	Operating Results of the Division to be Succeeded (as of March 31, 2019)
Net sales	159,759 million yen
Operating income	(2,477) million yen
Ordinary income	(1,682) million yen

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(3)	Asset and Liability Items and Amounts to be Assumed (as of March 31, 2019) (Unit: millions of yen)
Assets		Liabilities
Item	Book value (yen)	Item	Book value (yen)
Current assets	45,539	Current liabilities	39,008
Non-current assets	33,067	Non-current liabilities	1,652
Total	78,606	Total	40,661

5.	Status of the Company After the (Absorption-type) Company Split

The name, address of the head office, name and title of the representative, main business, paid-in capital and fiscal year end of the Company will not change.

6.	Reorganization of the Consolidated Subsidiaries

With respect to its management innovation in its efforts to promote One ALPSALPINE and achieve “ITC101” as set in its medium-term business plan, and with efficient and agile management being a goal, the Company will reorganize some of its wholly owned subsidiaries based in or outside of Japan, in connection with the Company Split.

7.	Future Outlook

Since the Company Split is a company split involving a consolidated subsidiary wholly owned by the Company, it is expected that the impact of the Company Split on the consolidated earnings of the Company will be minor.

(Reference)

The Company’s consolidated earnings forecast for the current fiscal year (announced on October 30, 2019) and consolidated earnings for the previous fiscal year (Unit: millions of yen)

	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Profit attributable to owners of parent
Earnings forecast for the current fiscal year (Year ending March 2020)	859,000	48,500	40,500	22,500
Earnings for the previous fiscal year (Year ended March 2019)	851,332	49,641	43,605	22,114

End

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This document includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)	changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Company’s products, and changes in exchange rates;
(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Company, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Company’s business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Company’s main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit; and
(18)	inability or difficulty of realizing synergies or added value by the Business Integration by the integrated group.

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